FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2026.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 24, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Financial Summary for the Year Ended March 31, 2026 (U.S. GAAP)

Date:	April 24, 2026
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the year ended March 31
	2025		2026
		% Change from March 31, 2024		% Change from March 31, 2025
Total revenue	4,736,743	13.9%	4,758,486	0.5%
Net revenue	1,892,485	21.2%	2,167,713	14.5%
Income before income taxes	471,964	72.3%	539,821	14.4%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	340,736	105.4%	362,129	6.3%
Comprehensive income	333,836	4.1%	480,009	43.8%
Basic-Net income attributable to NHI shareholders per share (Yen)	115.30		123.08
Diluted-Net income attributable to NHI shareholders per share (Yen)	111.03		118.99
Return on shareholders’ equity	10.0%		10.1%
Income before income taxes to total assets	0.8%		0.9%
Income before income taxes divided by total revenue	10.0%		11.3%
Equity in earnings of affiliates	52,454		33,019

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31
	2025	2026
Total assets	56,802,170	62,645,925
Total equity	3,580,999	3,854,915
Total NHI shareholders’ equity	3,470,879	3,707,868
Total NHI shareholders’ equity as a percentage of total assets	6.1%	5.9%
Total NHI shareholders’ equity per share (Yen)	1,174.10	1,277.99

(3) Cash Flows

	(Millions of yen)
	For the year ended March 31
	2025	2026
Net cash used in operating activities	(678,611)	(842,960)
Net cash used in investing activities	(848,647)	(1,498,923)
Net cash provided by financing activities	1,679,697	2,095,851
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	4,425,441	4,318,722

2. Cash Dividends

	(Yen amounts, except total annual dividends)
	For the year ended March 31
	2025	2026
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	23.00	27.00
At December 31	—	—
At March 31	34.00	24.00
For the year	57.00	51.00
Total annual dividends (Millions of yen)	168,498	148,859
Consolidated payout ratio	49.4%	41.4%
Consolidated dividends as a percentage of shareholders’ equity per share	5.0%	4.2%

Note: Breakdown of dividend for the year ended March 31, 2025 : Ordinary dividend 24.00 yen, Commemorative dividend 10.00 yen.

For details, please refer to “Nomura Declares Year-end Dividend Payment including 100th Anniversary Commemorative Dividend” announced on April 25, 2025.

3. Earnings Forecasts for the year ending March 31, 2027

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: Yes

Inclusion 1 ( Delaware Management Company )

Exclusion None

For details, please refer to “Notice Regarding Change in Specified Subsidiary” announced on January 30, 2026.

(2) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : Yes

  b)  Changes in accounting policies due to other than a) : No

Note) Please refer to P.12 “3. Consolidated Financial Statements (7) Changes in Accounting Policies” for further details.

(3) Number of shares issued (common stock)

	At March 31
	2025	2026
Number of shares outstanding (including treasury stock)	3,163,562,601	3,088,562,601
Number of treasury stock	207,351,636	187,225,377

	For the year ended March 31
	2025	2026
Average number of shares outstanding	2,955,204,882	2,942,280,410

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Changes in Accounting Policies	P.12
(8) Notes to the Consolidated Financial Statements	P.13
(9) Other Financial Information	P.15

4. Other Information	P.17

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	1,892.5	2,167.7	14.5
Non-interest expenses	1,420.5	1,627.9	14.6

Income (loss) before income taxes	472.0	539.8	14.4
Income tax expense	124.7	165.4	32.7

Net income (loss)	347.3	374.4	7.8

Less: Net income (loss) attributable to noncontrolling interests	6.5	12.3	88.0

Net income (loss) attributable to NHI shareholders	340.7	362.1	6.3

Return on shareholders’ equity*	10.0%	10.1%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 2,167.7 billion yen for the fiscal year ended March 31, 2026, an increase of 14.5% from the previous year. Non-interest expenses increased by 14.6% from the previous year to 1,627.9 billion yen. Income before income taxes was 539.8 billion yen and net income attributable to NHI shareholders was 362.1 billion yen for the fiscal year ended March 31, 2026.

 Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	1,894.0	2,159.4	14.0
Non-interest expenses	1,420.5	1,627.9	14.6

Income (loss) before income taxes	473.5	531.6	12.3

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2026 was 2,159.4 billion yen, an increase of 14.0% from the previous year. Non-interest expenses increased by 14.6% from the previous year to 1,627.9 billion yen. Income before income taxes increased by 12.3% to 531.6 billion yen for the fiscal year ended March 31, 2026. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2025, the Banking Division was newly established. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

Operating Results of Wealth Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	433.6	487.9	12.5
Non-interest expenses	267.4	283.9	6.2

Income (loss) before income taxes	166.2	204.0	22.8

Net revenue increased by 12.5% from the previous year to 487.9 billion yen. Non-interest expenses increased by 6.2% to 283.9 billion yen. As a result, income before income taxes increased by 22.8% to 204.0 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	192.5	258.5	34.3
Non-interest expenses	102.9	170.2	65.5

Income (loss) before income taxes	89.6	88.3	(1.4)

Net revenue increased by 34.3% from the previous year to 258.5 billion yen. Non-interest expenses increased by 65.5% to 170.2 billion yen. As a result, income before income taxes decreased by 1.4% to 88.3 billion yen. Assets under management were 136.9 trillion yen as of March 31, 2026, reflecting an increase due to the acquisition of the following asset management companies within the Macquarie Group.

On December 1, 2025, Nomura completed the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH, pursuant to the share purchase agreement entered into on April 22, 2025. Upon completion, Nomura acquired 100% of the outstanding shares of these companies for a total cash consideration of approximately 1.8 billion U.S. dollar (equivalent to approximately 281.4 billion yen, based on an exchange rate of 1 U.S. dollar = 156.35 yen as of December 1, 2025). Nomura has determined that a substantial portion of the purchase price has provisionally been allocated to intangible assets and goodwill. As a result, these companies have become consolidated subsidiaries of Nomura.

These companies are leading asset management firms providing a broad range of investment management services to clients worldwide. This acquisition is part of Nomura’s strategy to enhance its global investment management platform and strengthen its presence in key overseas markets.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	1,057.9	1,162.2	9.9
Non-interest expenses	891.7	961.7	7.9

Income (loss) before income taxes	166.3	200.6	20.6

Net revenue increased by 9.9% from the previous year to 1,162.2 billion yen. Non-interest expenses increased by 7.9% to 961.7 billion yen. As a result, income before income taxes increased by 20.6% to 200.6 billion yen.

 Operating Results of Banking

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	47.2	53.9	14.3
Non-interest expenses	30.8	39.9	29.5

Income (loss) before income taxes	16.4	14.0	(14.3)

Net revenue increased by 14.3% from the same period in the prior year to 53.9 billion yen. Non-interest expenses increased by 29.5% to 39.9 billion yen. As a result, income before income taxes decreased by 14.3% to 14.0 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue	162.9	196.9	20.9
Non-interest expenses	127.8	172.2	34.8

Income (loss) before income taxes	35.1	24.6	(29.8)

Net revenue was 196.9 billion yen, primarily due to profits related to the sale of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, recorded in April 2025. Income before income taxes was 24.6 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2026, were 62,645.9 billion yen, an increase of 5,843.8 billion yen compared to March 31, 2025, mainly due to the increase in Trading assets. Total liabilities as of March 31, 2026 were 58,791.0 billion yen, an increase of 5,569.8 billion yen compared to March 31, 2025, mainly due to the increase in Long-term borrowings. Total equity as of March 31, 2026 was 3,854.9 billion yen, an increase of 273.9 billion yen compared to March 31, 2025.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2026, decreased by 106.7 billion yen compared to March 31, 2025. Cash flows from operating activities for the year ended March 31, 2026 were outflows of 843.0 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2026 were outflows of 1,498.9 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2026 were inflows of 2,095.9 billion yen due primarily to Proceeds from issuances of long-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2025) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2025) for the year ended March 31, 2025, with the exception of matters described in (7) Changes in Accounting Policies.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2025	March 31, 2026	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,424,462	4,298,693	(125,769)
Time deposits	642,388	709,639	67,251
Deposits with stock exchanges and other segregated cash	447,846	640,642	192,796

Total cash and cash deposits	5,514,696	5,648,974	134,278

Loans and receivables:
Loans receivable	6,025,008	7,745,214	1,720,206
Receivables from customers	410,722	470,341	59,619
Receivables from other than customers	1,030,023	1,345,631	315,608
Allowance for credit losses	(16,920)	(18,381)	(1,461)

Total loans and receivables	7,448,833	9,542,805	2,093,972

Collateralized agreements:
Securities purchased under agreements to resell	14,004,757	13,210,236	(794,521)
Securities borrowed	4,658,828	4,339,659	(319,169)

Total collateralized agreements	18,663,585	17,549,895	(1,113,690)

Trading assets and private equity and debt investments:
Trading assets*	22,372,339	26,128,073	3,755,734
Private equity and debt investments*	151,710	214,014	62,304

Total trading assets and private equity and debt investments	22,524,049	26,342,087	3,818,038

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 546,117 million as of March 31, 2025 and ¥ 600,417 million as of March 31, 2026)	436,454	543,847	107,393
Non-trading debt securities*	485,290	761,267	275,977
Investments in equity securities*	98,401	123,191	24,790
Investments in and advances to affiliated companies*	506,389	535,402	29,013
Other	1,124,473	1,598,457	473,984

Total other assets	2,651,007	3,562,164	911,157

Total assets	56,802,170	62,645,925	5,843,755

*	Including securities pledged as collateral

Millions of yen
March 31, 2025	March 31, 2026	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,117,292	1,752,669	635,377
Payables and deposits:
Payables to customers	1,377,222	1,598,758	221,536
Payables to other than customers	2,766,112	3,432,040	665,928
Deposits received at banks	3,105,581	3,667,090	561,509

Total payables and deposits	7,248,915	8,697,888	1,448,973

Collateralized financing:
Securities sold under agreements to repurchase	16,287,758	15,233,838	(1,053,920)
Securities loaned	1,964,682	2,448,284	483,602
Other secured borrowings	393,420	384,156	(9,264)

Total collateralized financing	18,645,860	18,066,278	(579,582)

Trading liabilities	11,378,828	12,915,584	1,536,756
Other liabilities	1,456,598	1,813,635	357,037
Long-term borrowings	13,373,678	15,544,956	2,171,278

Total liabilities	53,221,171	58,791,010	5,569,839

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2025 and
3,088,562,601 shares as of March 31, 2026
Outstanding	-	2,956,210,965 shares as of March 31, 2025 and
2,901,337,224 shares as of March 31, 2026	594,493	594,493	—
Additional paid-in capital	704,877	706,261	1,384
Retained earnings	1,867,379	2,013,986	146,607
Accumulated other comprehensive income (loss)	447,808	548,221	100,413

Total NHI shareholders’ equity before treasury stock	3,614,557	3,862,961	248,404
Common stock held in treasury, at cost -
207,351,636 shares as of March 31, 2025 and
187,225,377 shares as of March 31, 2026	(143,678)	(155,093)	(11,415)

Total NHI shareholders’ equity	3,470,879	3,707,868	236,989

Noncontrolling interests	110,120	147,047	36,927

Total equity	3,580,999	3,854,915	273,916

Total liabilities and equity	56,802,170	62,645,925	5,843,755

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025(A)	March 31, 2026(B)
Revenue:
Commissions	407,011	455,289	11.9
Fees from investment banking	212,234	200,548	(5.5)
Asset management and portfolio service fees	378,196	468,600	23.9
Net gain on trading	580,099	696,894	20.1
Gain on private equity and debt investments	7,634	12,604	65.1
Interest and dividends	2,927,861	2,669,640	(8.8)
Gain on investments in equity securities	444	13,066	—
Other	223,264	241,845	8.3

Total revenue	4,736,743	4,758,486	0.5
Interest expense	2,844,258	2,590,773	(8.9)

Net revenue	1,892,485	2,167,713	14.5

Non-interest expenses:
Compensation and benefits	732,390	829,502	13.3
Commissions and floor brokerage	177,452	221,857	25.0
Information processing and communications	227,018	248,439	9.4
Occupancy and related depreciation	70,166	71,523	1.9
Business development expenses	27,055	33,679	24.5
Other	186,440	222,892	19.6

Total non-interest expenses	1,420,521	1,627,892	14.6

Income before income taxes	471,964	539,821	14.4
Income tax expense	124,709	165,439	32.7

Net income	347,255	374,382	7.8

Less: Net income attributable to noncontrolling interests	6,519	12,253	88.0

Net income attributable to NHI shareholders	340,736	362,129	6.3

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	115.30	123.08	6.7

Diluted-
Net income attributable to NHI shareholders per share	111.03	118.99	7.2

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025(A)	March 31, 2026(B)
Net income	347,255	374,382	7.8
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(35,768)	149,812	—
Deferred income taxes	(1,569)	(2,074)	—

Total	(37,337)	147,738	—

Defined benefit pension plans:
Pension liability adjustments	17,734	11,653	(34.3)
Deferred income taxes	(5,327)	(4,670)	—

Total	12,407	6,983	(43.7)

Non-trading debt securities:
Net unrealized loss on non-trading debt securities	(1,675)	(3,233)	—
Deferred income taxes	528	1,018	92.8

Total	(1,147)	(2,215)	—

Own credit adjustments:
Own credit adjustments	20,636	(57,597)	—
Deferred income taxes	(7,978)	10,718	—

Total	12,658	(46,879)	—

Total other comprehensive income (loss)	(13,419)	105,627	—

Comprehensive income	333,836	480,009	43.8
Less: Comprehensive income attributable to noncontrolling interests	5,276	17,467	231.1

Comprehensive income attributable to NHI shareholders	328,560	462,542	40.8

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2025	March 31, 2026
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	708,785	704,877
Stock-based compensation awards	(3,929)	1,400
Changes in ownership interests in subsidiaries	36	—
Changes in an affiliated company’s interests	(15)	(16)

Balance at end of year	704,877	706,261

Retained earnings
Balance at beginning of year	1,705,725	1,867,379
Net income attributable to NHI shareholders	340,736	362,129
Cash dividends	(168,477)	(148,840)
Loss on disposal of treasury stock	(10,605)	(9,016)
Cancellation of treasury stock	—	(57,666)

Balance at end of year	1,867,379	2,013,986

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	444,071	407,977
Net change during the year	(36,094)	142,524

Balance at end of year	407,977	550,501

Defined benefit pension plans
Balance at beginning of year	(19,512)	(7,105)
Pension liability adjustments	12,407	6,983

Balance at end of year	(7,105)	(122)

Non-trading debt securities
Balance at beginning of year	—	(1,147)
Net unrealized loss on non-trading debt securities	(1,147)	(2,215)

Balance at end of year	(1,147)	(3,362)

Own credit adjustments
Balance at beginning of year	35,425	48,083
Own credit adjustments	12,658	(46,879)

Balance at end of year	48,083	1,204

Balance at end of year	447,808	548,221

Common stock held in treasury
Balance at beginning of year	(118,798)	(143,678)
Repurchases of common stock	(58,835)	(101,499)
Sales of common stock	0	0
Common stock issued to employees	33,955	32,418
Cancellation of treasury stock	—	57,666

Balance at end of year	(143,678)	(155,093)

Total NHI shareholders’ equity

Balance at end of year	3,470,879	3,707,868

Noncontrolling interests
Balance at beginning of year	98,324	110,120
Net change during the year	11,796	36,927

Balance at end of year	110,120	147,047

Total equity

Balance at end of year	3,580,999	3,854,915

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2025	March 31, 2026
Cash flows from operating activities:
Net income	347,255	374,382
Adjustments to reconcile net income to Net cash used in operating activities:
Depreciation and amortization	61,653	68,269
Provision for credit losses	(1,060)	248
Gain on investments in equity securities	(444)	(13,066)
(Gain) loss on investments in subsidiaries and affiliates	(205)	11,995
(Gain) loss on disposal of office buildings, land, equipment and facilities	2,344	(58,744)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	(144,542)	(133,311)
Trading assets and private equity and debt investments	(3,026,277)	(2,861,869)
Trading liabilities	574,231	1,111,331
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,108,828	(441,013)
Securities borrowed, net of securities loaned	526,233	882,237
Margin loans and receivables	(179,668)	(653,334)
Payables	(16,725)	703,622
Bonus accrual	26,496	63,422
Other, net	43,270	102,871

Net cash used in operating activities	(678,611)	(842,960)

Cash flows from investing activities:
Payments for placements of time deposits	(679,945)	(747,618)
Proceeds from redemption or maturity of time deposits	572,947	746,174
Payments for purchases of office buildings, land, equipment and facilities	(189,971)	(353,818)
Proceeds from sales of office buildings, land, equipment and facilities	131,078	234,693
Payments for purchases of equity investments	(10,712)	(33,900)
Proceeds from sales of equity investments	8,112	23,491
Net cash outflows from loans receivable at banks	(129,829)	(131,647)
Payments for purchases or origination of other non-trading loans	(5,939,225)	(7,625,952)
Proceeds from sales or repayments of other non-trading loans	5,530,064	6,952,187
Payments for purchases of available-for-sale debt securities	(113,702)	(167,408)
Proceeds from sales of available-for-sale debt securities	4,982	—
Payments for purchases of other non-trading debt securities	(179,032)	(316,858)
Proceeds from sales or maturity of other non-trading debt securities	131,200	226,985
Acquisitions, net of cash acquired	—	(275,014)
Divestures, net of cash disposed of	8,141	12
Payments for purchases of investments in affiliated companies	(19,007)	(11,919)
Proceeds from sales of investments in affiliated companies	10,098	1,684
Other, net	16,154	(20,015)

Net cash used in investing activities	(848,647)	(1,498,923)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	4,334,376	4,611,984
Payments for repurchases or maturity of long-term borrowings	(3,313,452)	(3,174,186)
Proceeds from issuances of short-term borrowings	1,850,155	2,468,863
Payments for repurchases or maturity of short-term borrowings	(1,876,894)	(2,358,223)
Net cash inflows from interbank money market borrowings	130,455	443,081
Net cash outflows from other secured borrowings	(23,560)	(7,649)
Net cash inflows from deposits received at banks	785,385	387,377
Payments for withholding taxes on stock-based compensation	(20,583)	(18,214)
Proceeds from sales of common stock	1,412	422
Payments for repurchases of common stock	(59,006)	(101,499)
Payments for cash dividends	(112,541)	(179,742)
Contributions from noncontrolling interests	64,549	122,335
Distributions to noncontrolling interests	(80,599)	(98,698)

Net cash provided by financing activities	1,679,697	2,095,851

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(26,020)	139,313

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	126,419	(106,719)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	4,299,022	4,425,441

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	4,425,441	4,318,722

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Changes in Accounting Policies

Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) No. 2023-08 “Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets” which requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings. The ASU requires presentation of in-scope crypto assets separately from other intangible assets in the balance sheet and any changes from the remeasurement of in-scope crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The ASU also introduces new disclosure requirements for in-scope crypto assets applicable to all entities. Nomura has applied this new accounting policy based on a modified retrospective approach from April 1, 2025. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

(8) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

Nomura’s Chief Operating Decision Maker is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment specific Key Performance Indicators (KPIs) and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net revenue

Business segment information:
Wealth Management	433,551	487,906	12.5
Investment Management	192,473	258,516	34.3
Wholesale	1,057,938	1,162,229	9.9
Banking	47,172	53,918	14.3

Subtotal	1,731,134	1,962,569	13.4
Other	162,900	196,873	20.9

Net revenue	1,894,034	2,159,442	14.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,549)	8,271	—

Net revenue	1,892,485	2,167,713	14.5

Non-interest expenses (*1)

Business segment information:
Wealth Management	267,369	283,882	6.2
Investment Management	102,882	170,219	65.5
Wholesale	891,656	961,662	7.9
Banking	30,815	39,902	29.5

Subtotal	1,292,722	1,455,665	12.6
Other	127,799	172,227	34.8

Non-interest expenses	1,420,521	1,627,892	14.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,420,521	1,627,892	14.6

Income (loss) before income taxes

Business segment information:
Wealth Management	166,182	204,024	22.8
Investment Management	89,591	88,297	(1.4)
Wholesale	166,282	200,567	20.6
Banking	16,357	14,016	(14.3)

Subtotal	438,412	506,904	15.6
Other (*2)	35,101	24,646	(29.8)

Income (loss) before income taxes	473,513	531,550	12.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,549)	8,271	—

Income (loss) before income taxes	471,964	539,821	14.4

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2025 (A)	March 31, 2026 (B)
Net gain (loss) related to economic hedging transactions	(5,809)	(2,940)	—
Realized gain (loss) on investments in equity securities held for operating purposes	1,475	3,349	127.1
Equity in earnings of affiliates	51,221	36,452	(28.8)
Corporate items	(5,884)	(41,982)	—
Other	(5,902)	29,767	—

Total	35,101	24,646	(29.8)

Note) Prior period amounts have been reclassified to conform to the current year presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2026	2,901,337,224

Net income attributable to NHI shareholders per share is calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2026	2,942,280,410

(9) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025(A)	March 31, 2026(B)
Revenue:
Commissions	102,750	101,363	102,630	100,268	100,606	105,049	119,204	130,430	9.4
Fees from investment banking	41,251	53,335	64,375	53,273	38,357	44,554	59,045	58,592	(0.8)
Asset management and portfolio service fees	90,333	93,848	97,209	96,806	92,855	102,487	122,664	150,594	22.8
Net gain on trading	131,994	147,711	142,013	158,381	142,239	171,944	190,742	191,969	0.6
Gain on private equity and debt investments	3,153	1,598	1,641	1,242	6,330	4,370	1,564	340	(78.3)
Interest and dividends	788,550	762,958	745,459	630,894	649,561	652,830	712,469	654,780	(8.1)
Gain (loss) on investments in equity securities	1,442	(2,554)	1,610	(54)	(377)	4,365	4,488	4,590	2.3
Other	58,412	83,307	43,001	38,544	127,017	75,614	17,752	21,462	20.9

Total revenue	1,217,885	1,241,566	1,197,938	1,079,354	1,156,588	1,161,213	1,227,928	1,212,757	(1.2)
Interest expense	763,443	758,239	695,957	626,619	633,273	645,751	676,173	635,576	(6.0)

Net revenue	454,442	483,327	501,981	452,735	523,315	515,462	551,755	577,181	4.6

Non-interest expenses:
Compensation and benefits	184,510	184,671	190,888	172,321	186,310	195,079	220,739	227,374	3.0
Commissions and floor brokerage	43,629	45,325	43,645	44,853	44,778	47,191	53,997	75,891	40.5
Information processing and communications	55,769	56,741	54,431	60,077	57,164	59,202	63,516	68,557	7.9
Occupancy and related depreciation	17,635	16,810	17,885	17,836	15,965	17,283	17,853	20,422	14.4
Business development expenses	6,572	5,981	6,807	7,695	6,992	7,272	9,993	9,422	(5.7)
Other	43,396	40,789	50,046	52,209	51,824	52,790	50,436	67,842	34.5

Total non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	416,534	469,508	12.7

Income before income taxes	102,931	133,010	138,279	97,744	160,282	136,645	135,221	107,673	(20.4)
Income tax expense	31,498	35,304	34,137	23,770	52,808	40,852	40,675	31,104	(23.5)

Net income	71,433	97,706	104,142	73,974	107,474	95,793	94,546	76,569	(19.0)

Less: Net income (loss) attributable to noncontrolling interests	2,495	(681)	2,701	2,004	2,909	3,715	2,993	2,636	(11.9)

Net income attributable to NHI shareholders	68,938	98,387	101,441	71,970	104,565	92,078	91,553	73,933	(19.2)

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	23.33	33.30	34.32	24.35	35.19	31.34	31.21	25.29	(19.0)

Diluted-
Net income attributable to NHI shareholders per share	22.36	32.26	33.08	23.39	34.04	30.49	30.19	24.34	(19.4)

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025(A)	March 31, 2026(B)
Net revenue

Business segment information:
Wealth Management	109,716	112,301	111,611	99,923	105,796	116,475	132,488	133,147	0.5
Investment Management	47,670	56,087	45,711	43,005	50,574	60,825	60,906	86,211	41.5
Wholesale	244,846	263,381	290,523	259,188	261,072	279,183	313,899	308,075	(1.9)
Banking	11,232	12,245	12,274	11,421	12,845	12,851	13,696	14,526	6.1

Subtotal	413,464	444,014	460,119	413,537	430,287	469,334	520,989	541,959	4.0
Other	39,739	42,545	41,244	39,372	93,160	44,366	28,107	31,240	11.1

Net revenue	453,203	486,559	501,363	452,909	523,447	513,700	549,096	573,199	4.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	1,762	2,659	3,982	49.8

Net revenue	454,442	483,327	501,981	452,735	523,315	515,462	551,755	577,181	4.6

Non-interest expenses(*1)

Business segment information:
Wealth Management	68,517	68,061	66,792	63,999	67,041	70,952	73,988	71,901	(2.8)
Investment Management	24,491	24,152	26,773	27,466	29,047	30,114	42,967	68,091	58.5
Wholesale	223,725	218,087	228,162	221,682	219,164	226,043	251,610	264,845	5.3
Banking	7,200	7,632	7,612	8,371	9,231	9,671	9,521	11,479	20.6

Subtotal	323,933	317,932	329,339	321,518	324,483	336,780	378,086	416,316	10.1
Other	27,578	32,385	34,363	33,473	38,550	42,037	38,448	53,192	38.3

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	416,534	469,508	12.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	378,817	416,534	469,508	12.7

Income (loss) before income taxes

Business segment information:
Wealth Management	41,199	44,240	44,819	35,924	38,755	45,523	58,500	61,246	4.7
Investment Management	23,179	31,935	18,938	15,539	21,527	30,711	17,939	18,120	1.0
Wholesale	21,121	45,294	62,361	37,506	41,908	53,140	62,289	43,230	(30.6)
Banking	4,032	4,613	4,662	3,050	3,614	3,180	4,175	3,047	(27.0)

Subtotal	89,531	126,082	130,780	92,019	105,804	132,554	142,903	125,643	(12.1)
Other (*2)	12,161	10,160	6,881	5,899	54,610	2,329	(10,341)	(21,952)	—

Income (loss) before income taxes	101,692	136,242	137,661	97,918	160,414	134,883	132,562	103,691	(21.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	1,762	2,659	3,982	49.8

Income (loss) before income taxes	102,931	133,010	138,279	97,744	160,282	136,645	135,221	107,673	(20.4)

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025(A)	March 31, 2026(B)
Net gain (loss) related to economic hedging transactions	(2,853)	1,826	(7,014)	2,232	1,067	(166)	(975)	(2,866)	—
Realized gain (loss) on investments in equity securities held for operating purposes	—	496	645	334	5	2,209	1,129	6	(99.5)
Equity in earnings of affiliates	14,800	11,551	15,200	9,670	12,321	12,448	17,642	(5,959)	—
Corporate items	5,519	(5,332)	(954)	(5,117)	(11,637)	(15,181)	(9,630)	(5,534)	—
Other	(5,305)	1,619	(996)	(1,220)	52,854	3,019	(18,507)	(7,599)	—

Total	12,161	10,160	6,881	5,899	54,610	2,329	(10,341)	(21,952)	—

Note) Prior period amounts have been reclassified to conform to the current year presentation.

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/en/company/group/nsc/nsc/main/019/teaserItems5/0/linkList/0/link/2026_4q.pdf